ZARGON
ENERGY TRUST

06012037

March 24, 2006

SEC MAIL RECEIVED PROCESSING
MAR 27 2006
WASH. D.C. 213 SECTION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated March 24, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

C.H. Hansen
President & CEO

PROCESSED
MAR 30 2006
THOMSON
FINANCIAL

CHH/th

Encl.

dlw 3/29

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone **(403) 264-9992** Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FILE NO. 82-34907

FOR IMMEDIATE RELEASE: March 24, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST FILES 2005 YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA -- Zargon Energy Trust ("Zargon") has filed its audited Consolidated Financial Statements for the year ended December 31, 2005 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Zargon has also filed its Annual Information Form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon Energy Trust trade under the symbol "ZAR.UN" and the exchangeable shares of Zargon Oil & Gas Ltd. trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca